

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2022

Michael Perica
Executive Vice President and Chief Financial Officer
Rimini Street, Inc.
3993 Howard Hughes Parkway, Suite 500
Las Vegas, NV 89169

> **Re: Rimini Street, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 2, 2022**
> **File No. 001-37397**

Dear Michael Perica:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Trade & Services